						Exhibit 12(g)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,					September 30,

	2003	2004	2005	2006	2007	2008

Fixed charges, as defined:
Total Interest	$64,620	$58,928	$60,424	$59,931	$57,117	$56,466
Interest applicable to rentals	3,793	3,426	3,039	3,914	4,463	4,294

Total fixed charges, as defined	$68,413	$62,354	$63,463	$63,845	$61,580	$60,760

Earnings as defined:
Net Income	$106,003	$105,948	$111,644	$140,258	$136,081	$120,464
Add:
Provision for income taxes:
Total	75,845	78,013	69,343	54,529	45,447	35,391
Fixed charges as above	68,413	62,354	63,463	63,845	61,580	60,760

Total earnings, as defined	$250,261	$246,315	$244,450	$258,632	$243,108	$216,615

Ratio of earnings to fixed charges, as defined	3.66	3.95	3.85	4.05	3.95	3.57